August 5, 2019

Paul Durham
Chief Financial Officer
Tsakos Energy Navigation Limited
367 Syngrou Avenue
175 64 P. Faliro
Athens, Greece

       Re: Tsakos Energy Navigation Limited
           Form 20-F for the Fiscal Year Ended December 31, 2018
           Filed April 12, 2019
           File No. 001-31236

Dear Mr. Durham:

       We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of
Transportation and Leisure